                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            THE INTERLAKE CORPORATION
                ----------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                ----------------------------------------------
                         (Title of Class of Securities)

                                  458702 10 7
                          --------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 7 pages

CUSIP No.  458702                 13G           Page 2 of 7 pages
-----------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Longwood Investment Advisors, Inc.
         23-2745059
-----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [   ]
                                                        (b) [ X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania
-----------------------------------------------------------------
                   5.  SOLE VOTING POWER

                       0
----------------------------------------------------------
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY           0
  OWNED BY
-----------------------------------------------------------
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              1,967,000
    WITH
-----------------------------------------------------------
                   8. SHARED DISPOSITIVE POWER

                      0
-----------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,967,000
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (2) EXCLUDES
     CERTAIN SHARES*
     [   ]
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8%
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
-----------------------------------------------------------------

CUSIP No.  458702                 13G           Page 3 of 7 pages
-----------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert A. Davidson
----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [   ]
                                                        (b) [ X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-----------------------------------------------------------------
                   5. SOLE VOTING POWER

                      0
-----------------------------------------------------------------
 NUMBER OF         6. SHARED VOTING POWER
   SHARES
BENEFICIALLY          0
  OWNED BY
-----------------------------------------------------------
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              2,029,000
    WITH
-----------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER

                       0
-----------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,029,000
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (2) EXCLUDES
CERTAIN SHARES*
     [   ]
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8%
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------

CUSIP No.  458702-10-7                3G      Page 4 of 7 pages
-----------------------------------------------------------------

Item 1(a) Name of Issuer
          --------------

          The Interlake Corporation

Item 1(b) Address of Issuer's Principal Executive Offices
          -----------------------------------------------

          The Interlake Corporation
          550 Warrenville Road
          Lisle, Illinois 60532-4387

Item 2(a) Name of Person Filing
          ---------------------

          This statement is filed on behalf of (i) Longwood Investment Advisors, Inc., a Pennsylvania corporation ("LIA") and (ii) Robert A. Davidson. LIA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Robert A. Davidson is Chief Investment Officer and a Managing Director of LIA and is responsible for the selection, acquisition and disposition of securities on behalf of LIA.

Item 2(b) Address of Principal Business Office, or, if none, Residence
----------------------------------------------------------------------

          Longwood Investment Advisors, Inc.
          Three Radnor Corporate Center
          Suite 300
          100 Matsonford Road
          Radnor, Pennsylvania 19087

Item 2(c) Citizenship
          -----------

          Pennsylvania

CUSIP No.  458702-10-7                3G      Page 5 of 7 pages
-----------------------------------------------------------------


Item 2(d) Title of Class of Securities
          ----------------------------

          Common Stock

Item 2(e) CUSIP Number
          -----------

          458702-10-7

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) ( )   Broker or Dealer registered under section 15 of the
          Act;
(b) ( )   Bank as defined in section 3(a)(6) of the Act
(c) ( )   Insurance Company as defined in section 3(a)(19) of the
          Act
(d) ( ) Investment Company registered under section 8 of the Investment Company Act
(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
(g) ( )   Parent Holding Company, in accordance with 240.13d-1
          (b)(ii)(G)
(h) ( )   Group, in accordance with 240.13d-1 (b)(1)(ii)(H)


Item 4    Ownership
          ---------

     (a) and (b) LIA beneficially owned an aggregate of 1,967,000 shares of the issuer's Common Stock, or approximately 8% of the shares outstanding, as of December 31, 1996.

     (c) LIA had sole power to dispose or to direct the disposition of 1,967,000 shares of issuer's Common Stock. Robert A. Davidson had sole power to dispose or to direct the disposition of 1,967,000 shares of the issuer's common stock by virtue of being responsible for the selection, acquisition and disposition of the portfolio securities on behalf of LIA. Mr. Davidson has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 62,000 shares of the issuer's common stock.

Item 5    Ownership of Five Percent or Less of a Class
          --------------------------------------------
          Not applicable

CUSIP No.  458702-10-7                3G      Page 6 of 7 pages
-----------------------------------------------------------------


Item 6    Ownership of More than Five Percent on Behalf of
          Another Person

---------------------------------------------------------------

          Except with respect to the 62,000 shares beneficially owned by Mr. Davidson, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Amendment to Schedule 13G. Of such shares, Longwood Partners, L.P., of which LIA is the investment advisor, has such right with respect to 1,396,200 shares.


Item 7    Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company
-----------------------------------------------------------------

          Not Applicable


Item 8    Identification and Classification of Members of the
Group
-----------------------------------------------------------------

          Not Applicable


Item 9    Notice of Dissolution of Group
          ------------------------------

          Not Applicable


Item 10   Certification
          -------------

          Each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.  458702-10-7                3G      Page 7 of 7 pages
-----------------------------------------------------------------


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 14, 1997
--------------------------------------
Date


Longwood Investment Advisors, Inc.


By: /s/ John P. McNiff
    ----------------------------------
    Signature


   John P. McNiff, President
   -----------------------------------
   Name/Title

   /s/ Robert A. Davidson
   -----------------------------------

   Robert A. Davidson
   -----------------------------------
   Name/Title

                                   EXHIBIT "A"

                             Joint Filing Agreement


         The undersigned agree that the foregoing Amendment No. 1 to Schedule 13G, dated February 14, 1997 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated:            February 14, 1997


LONGWOOD INVESTMENT ADVISORS, INC.


By:      /s/ John P. McNiff
         --------------------------------

         John P. McNiff, President
         --------------------------------
         Name/Title


         /s/ Robert A. Davidson
         --------------------------------

         Robert A. Davidson
         --------------------------------
         Name/Title